SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Journal Register Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

481138105
(CUSIP Number)

Robert M. Jelenic
Chairman and Chief Executive Officer
Journal Register Company
790 Township Line Road, Suite 300
Yardley, PA 19067
215-504-4200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1.	Names of Reporting Persons.
I.R.S. Identification No. of above persons (entities only)
Robert M. Jelenic

2.	Check the Appropriate Box if a member of a group.		(a) ☐
(b) ☐

3.	SEC Use Only.

4.	Source of funds.
SC

5.	Check Box if disclosure of legal proceedings is required pursuant to item 2(d)
or 2(e). ☐

6.	Citizenship or place of organization.

United States

	7.	Sole Voting Power.
2,104,751

	8.	Shared Voting Power.
	NUMBER OF	0
SHARES
	BENEFICIALLY 9.	Sole Dispositive Power.
	OWNED BY	2,104,751
EACH
	REPORTING 10.	Shared Dispositive Power.
	PERSON WITH	0

11.	Aggregate amount beneficially owned by each reporting person.
2,104,751

12.	Check Box if the Aggregate amount in Row (11) excludes certain shares. ☐

13.	Percent of class represented by amount in Row (11).
5.13%

14.	Type of reporting person.
IN

Item 1.	Security and Issuer.
This Schedule 13D relates to Common Stock, par value $0.01 per share (the
“Common Stock”) issued by Journal Register Company (the “Issuer”). The Issuer’s
principal executive office is located at 790 Township Line Road, Suite 300, Yardley,
Pennsylvania 19067.
Item 2.	Identity and Background.
(a) This Schedule 13D is being filed by Robert M. Jelenic (the
“Reporting Person”).
(b) The business address of the Reporting Person is 790 Township Line
Road, Suite 300, Yardley, PA 19067.
(c) The Reporting Person is the Chairman and Chief Executive Officer of the
Issuer.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States
of America.
Item 3.	Source and Amount of Funds or Other Consideration.

The 2,104,751 shares of Common Stock beneficially owned by the Reporting Person include 229,751 shares of Common Stock and options to purchase 1,875,000 shares of Common Stock currently exercisable or exercisable within sixty (60) days hereof, in each case granted by the Issuer as compensation for the Reporting Person’s service as Chairman and Chief Executive Officer.

Item 4.	Purpose of Transaction.

The Reporting Person holds his shares of Common Stock and stock options described in Item 3, for investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market transactions or through further compensatory grants by the Issuer of stock options, restricted stock or restricted stock units pursuant to the Issuer’s Amended and Restated 1997 Stock
Incentive Plan (the “Plan”) or similar company plans. Additionally, the Reporting
Person may, from time to time, sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with this investment purpose. Subject to the foregoing, the Reporting Person has no current plans or proposals which relate to or would result in any of the events specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 2,104,751 shares representing
5.13% of the Issuer’s outstanding Common Stock based on 39,138,240 shares of Common Stock outstanding as of May 1, 2007, as reported on the Issuer’s
Form 10-Q for the quarter ended April 1, 2007, filed on May 11, 2007 plus the
1,875,000 presently exercisable stock options held by the Reporting Person for a total of 41,013,240 outstanding shares. The Reporting Person’s ownership includes 229,751 shares of Common Stock held and 1,875,000 presently exercisable stock options.

(b) The Reporting Person has the sole power to vote and dispose of all 2,104,751 shares, including the stock options; however, the stock options may not be voted unless and until such stock options are exercised and such shares are issued.

(c) Transactions within the last 60 days: On June 1, 2007 the Issuer granted the
Reporting Person, pursuant to the Plan, 87,500 restricted stock units, vesting in three (3) equal annual installments beginning on June 1, 2008, the anniversary of the grant date. Restricted stock units are not considered legally issued or outstanding shares and, therefore, do not have voting rights. Restricted stock units have dividend equivalent rights that entitle the Reporting Person to dividend equivalents on each share subject to the grant in the amount of dividends per share payable on the Issuer’s outstanding shares of Common
Stock. Dividend equivalents are subject to vesting and are settled in cash at the same time as the restricted stock units vest.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
	Securities of the Issuer.

	See items 3, 4 and 5 above. The following table summarizes the terms of all options
	and restricted stock unit awards that the Issuer has granted, as of the date hereof, to
	the Reporting Person pursuant to the Issuer’s Amended and Restated 1997 Stock
	Incentive Plan. The restricted stock units do not vest within sixty (60) days of the
	date hereof and are therefore not included in the number of shares beneficially owned
	by the Reporting Person.

	Stock Options (Right to Buy Common Stock of the Issuer):

		No. of Shares	Exercise
	Date of Grant Underlying Option		Price	Vesting Schedule
	5/19/2005	110,000	16.9500	Fully vested
	5/19/2004	100,000	19.4000	Fully vested
	5/01/2003	210,000	17.5500	Fully vested
	50/1/2002	250,000	21.6700	Fully vested
	5/01/2001	245,000	15.8250	Fully vested
	5/01/2000	320,000	14.6250	Fully vested
	5/03/1999	320,000	14.7188	Fully vested
	5/01/1998	320,000	22.5000	Fully vested
	5/20/1997	322,917	21.0000	Expired

	Restricted Stock Units:

	Date of Grant	No. of Units		Vesting Schedule
	5/19/2005	35,000		Performance vesting
	6/1/2006	70,000		Performance vesting
	6/1/2007	87,500		Units will vest in three (3) equal
				annual installments beginning
				6/1/2008

Item 7.	Material to be Filed as Exhibits.

	7.01	Issuer’s Amended and Restated 1997 Stock Incentive Plan (incorporated by
		reference to the Issuer’s 2007 Proxy Statement filed by the Issuer under
		Regulation 14A of the Securities Exchange Act of 1934, as amended on April 2,
	2007).

	7.02	Amended and Restated Employment Agreement with the Reporting Person
		dated September 27, 2006 (incorporated by reference to Exhibit 10.1 of the
		Current Report on Form 8-K filed by the Issuer on September 28, 2006).

	7.03	Form of Stock Award Grant Agreement with the Reporting Person

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2007	/s/ Robert M. Jelenic
Name: Robert M. Jelenic

EXHIBIT INDEX

7.01	Issuer’s Amended and Restated 1997 Stock Incentive Plan (incorporated by reference to the Issuer’s 2007 Proxy Statement filed by the Issuer under Regulation 14A of the Securities Exchange Act of 1934, as amended on April 2, 2007).

7.02	Amended and Restated Employment Agreement with the Reporting Person dated September 27, 2006 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on September 28, 2006).

7.03	Form of Stock Award Grant Agreement with the Reporting Person

Exhibit 7.03

STOCK AWARD GRANT AGREEMENT

This Stock Award Grant Agreement is made pursuant to the terms of the 1997 Stock Incentive Plan, as amended (the "Plan"), of Journal Register Company (the "Company"), which plan is incorporated herein by reference. The terms of the Plan, in addition to any further terms set forth below, shall govern in all respects the Stock Award Grant made hereunder, and the recipient agrees to be bound in all respects by such terms. All capitalized terms set forth in this Agreement but not defined herein shall have the respective meanings set forth in the Plan. In the event of any conflict between the terms of the Plan and the terms of this Stock Award Grant Agreement, the terms of the Plan shall prevail.

Name of Recipient:

Date of Grant:

Stock Option Grant:

(a) Number of Shares subject to Award and Exercise Price of Each Award:

Options to acquire _______ shares of Common Stock at an exercise price of $ _______ per share.

(b) Vesting of Award:

The Options granted hereby vest and become exercisable in five equal annual installments beginning on the first anniversary date of the date of grant.

(c) Termination of Award:

Each Option granted hereby expires on the tenth anniversary of the date of grant.

Restricted Stock Unit Grant:

(a) Number of Stock Units (the “Restricted Stock Units”) subject to Award and Conversion Ratio of Each Award:

_______ Restricted Stock Units, convertible upon vesting (or upon the date of distribution pursuant to any valid deferral election form) into _______ shares of Common Stock (a conversion ratio of 1 for 1).

(b) Vesting of Award:

The Restricted Stock Units granted hereby vest in accordance with the vesting provisions of Exhibit A attached hereto. By executing in the space provided below, the recipient acknowledges that he or she has read and understood the vesting provisions set forth on Exhibit A.

(c) Termination of Award:

Each Restricted Stock Unit terminates on the fifth anniversary of the date of grant (or, if later, upon the date of distribution pursuant to any valid deferral election).

Dividend Equivalents on Restricted Stock Units:

If, during the Restricted Stock Unit Period, a dividend is paid with respect to the Common Stock in cash, shares of stock (of the Company or another company) or in other property, the recipient will be credited with the cash or number of shares or the amount of property in the form and amount that would have been received had the recipient owned a number of shares of Common Stock equal to the number of Restricted Stock Units credited to his or her account, and such cash, shares or property shall vest, be distributed and/or terminate on the same dates as the underlying Restricted Stock Units, and will be paid out in cash or in kind, as the case may be, if and when the Restricted Stock Units vest (or, if later, upon the date of distribution pursuant to any valid deferral election).

Deferral of Restricted Stock Units:

Pursuant to Section 15 of the Plan, the recipient may be permitted to defer distribution of some or all of the Restricted Stock Units upon vesting, in accordance with procedures established by the Committee, which procedures may, pursuant to Section 14(c) of the Plan, permit the recipient to elect to defer distribution of such Restricted Stock Units upon a Change in Control.

This Award is intended to qualify as a Qualified Performance-Based Award and shall be subject to all provisions of the Plan applicable to Qualified Performance-Based Awards.

Securities Law Restrictions:

The recipient may not offer, sell or otherwise dispose of any shares of Common Stock acquired pursuant to the exercise of any Award granted hereby in a manner that would violate the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder, or any other state or federal law.

The Awards granted hereby may only be exercised or converted pursuant to the terms of the Plan.

JOURNAL REGISTER COMPANY
By:
Name:
Title:
ACKNOWLEDGED AND AGREED TO:
RECIPIENT:

By:
Name:
Date:
Location: Journal Register Company Corporate